Submission of Matters to a Vote of Shareholders

A special meeting of shareholders of the Fund was held on July 25, 2011. At the meeting, shareholders approved a new investment management sub-advisory agreement between the Fund, First Trust and Brookfield. 2,092,126 (51.51%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the new investment sub-advisory management agreement was 1,972,360, the number of votes against was 48,520, and the number of abstentions was 71,246. The terms of the new investment sub-advisory agreement are substantially similar to the terms of the previous agreements.